Exhibit 99.1

GEAC SENDS FOLLOWING LETTER TO SHAREHOLDERS

ANNOUNCING AGREEMENT FOR

GOLDEN GATE TO ACQUIRE COMPANY

MARKHAM, Ontario — November 7, 2005

Dear Fellow Shareholder:

We are writing to inform you that today Geac’s Board of Directors reached an agreement with Golden Gate Capital for the acquisition by way of a plan of arrangement of all of Geac’s shares in an all-cash transaction valued at US$11.10 per share (which, based on Friday’s Bank of Canada exchange rate, was CDN$13.11). This represents a 27% premium to Geac’s closing stock price on Friday, November 4, 2005 and is equivalent to 1.86x trailing 12-month revenue.

This transaction is the culmination of a detailed strategic review undertaken by your Board. As you may know, for more than ten months Geac has been working with our financial advisor Bear, Stearns & Co., Inc., to explore strategic and financial alternatives in order to maximize value for our shareholders. We examined acquisitions to grow the business and generate shareholder value, as well as options for selling the Company to deliver an immediate premium to shareholders. While we identified some potential acquisitions, we walked away from them because of valuation concerns. As a part of this review, the Company also responded to several inquiries from potential purchasers of Geac and conducted a thorough financial and legal review with a number of interested parties.

The transaction with Golden Gate, in the Board’s view, represents the best value for shareholders and the best future opportunities for our employees, our customers and our products. Golden Gate, a private equity firm, seeks to integrate technology companies that can grow significantly faster together than they could on their own. Its goal is to combine comprehensive enterprise software with best-of-breed market expertise to create a new class of “superbreed” software. It’s a strategy that is working and is the primary reason why Golden Gate sought out Geac.

Our Board and management have always been committed to delivering value for our shareholders, and we believe our actions over the past five years are illustrative of this. For shareholders, we have achieved an offered price of US$11.10, a per share value we have not approached in more than five years and a 38.7% premium to enterprise value.

The Golden Gate offer has received unanimous approval from the Independent Committee of our Board and the Board of Directors itself. In addition to the assistance of Bear, Stearns & Co. Inc., the Independent Committee also received a fairness opinion from CIBC World Markets. Our Board unanimously believes that the Golden Gate’s offer presents you, our shareholders, with the best method for maximizing your investment with the least amount of risk. A circular with respect to the Special Meeting to consider approval of the plan of arrangement, which will include particulars regarding voting, will follow at a later date.

We thank you for your continuing support.

Sincerely,

(Signed)

Charles S. Jones
President and Chief Executive Officer